EXHIBIT 99.1

Just Energy Receives Shareholder Meeting Requisition

TORONTO, March 18, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) or (the “Company”) (TSX:JE; NYSE:JE) confirms that on March 17, 2020 it received a letter from the Robert L. Snyder Trust – 2005 Stream (“Snyder”), a shareholder beneficially holding more than 5% of the common shares of Just Energy, requisitioning a Just Energy shareholder meeting.

Just Energy is currently reviewing the request and will respond in due course. The Company’s previously announced strategic review remains active and Just Energy expects to announce the outcome of the review by June 30, 2020. There is no action for shareholders to take at this time. The Company will update shareholders as appropriate.

Given the rapidly evolving COVID-19 pandemic currently spreading across the globe, Just Energy’s priority is the safety and well-being of its employees and ensuring the Company’s business continuity plans are carefully executed.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements including, but not limited to, statements and information regarding the shareholder proposals and courses of action, and the strategic review and the timing for the outcome thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the results of strategic review process, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca